SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                               I.C.H. Corporation

                                (Name of Issuer)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                    44926L300
                                 (CUSIP Number)

                               Michael W. Gibbons
                      1290 North Hancock Street, Suite 203B
                               Anaheim California
                                  714-701-1470
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 19, 2001
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.
              240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
                               following box [ ].



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Michael W. Gibbons               _______________

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF           7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                     262,300 **
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                   262,300 **

                              10       SHARED DISPOSITIVE POWER
                                       00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    262,300 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.41%

14   TYPE OF REPORTING PERSON

     IN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



** Inclusive of the 77,500 Shares owned through Fairmont Capital, Inc.

SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fairmont Capital, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California

           NUMBER OF           7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                       77,500
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                     77,500

                              10       SHARED DISPOSITIVE POWER
                                       00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    77,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.78%

14   TYPE OF REPORTING PERSON


     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment #3 is filed by (1) Michael W. Gibbons ("Gibbons"), and (2) Fairmont Capital, Inc. ("Fairmont"). Gibbons and Fairmont are hereinafter referred to as the "Reporting Persons." Reporting Persons refer to and incorporate by reference the information in their Schedule 13D as amended through Amendment No. 2 to such schedule (the "Schedule 13D"). This Amendment #3 reports only information which has changed since the filing of the Schedule 13D, and defined terms in the Schedule 13D are not redefined herein.


Item 4.      Purpose of the Transaction.

The Reporting Parties further update and supplement Item 4 of the Schedule 13D as follows:

On December 2, 2001, the Reporting Persons requested in a letter (attached as
Exhibit 99.3 to Amendment #2 of Reporting Parties' Schedule 13D) that the Board of Directors of the Company remove its "poison pill" Preferred Stock Purchase Rights and all other anti-takeover provisions that could impede the proposed acquisition. The letter stated that "there is no longer any need for these anti-takeover provisions, particularly the Preferred Stock Purchase Rights. The Company has publicly stated that it needs additional funding and has few alternatives. The Board should remove as many anti-takeover provisions as it can in order to encourage and attract additional suitors and bidders to acquire the Company, and to fail to do so would be a gross neglect of the Board members in carrying out their material duties and responsibilities."

The December 2, 2001 letter was a follow-up to the Reporting Parties Acquisition Proposal dated November 26, 2001 (attached as Exhibit 99.1 to Amendment #1 of Reporting Parties' Schedule 13D) wherein, the Reporting Parties conditioned their offer on the removal of all anti-takeover provisions at the Company which could impede the Acquisition Proposal, including but not limited to the Preferred Stock Purchase Rights, or the approval of the Acquisition Proposal by the Board in a manner that would not trigger any of the Company's anti-takeover provisions.

On December 10, 2001, the Company through its legal counsel advised the Reporting Persons that the Board of Directors had declined to remove the "poison pill" Preferred Stock Purchase Rights.

On December 18, 2001, the Reporting Parties submitted their own proposed slate of nominees for election to the Board of Directors of the Company at the Annual Stockholders Meeting in 2002. Additionally, believing that the Certificate of Incorporation and the Bylaws are devoid of certain basic shareholder rights, the Reporting Parties proposed an amendment allowing stockholders to be able to act by written consent, a basic right that they currently do not have. The Reporting Parties also proposed an amendment allowing stockholders to call a special meeting of stockholders, which they currently cannot do. Reporting Parties requested that their slate of nominees and the two proposals be considered at the Annual Stockholders Meeting in 2002. (Exhibit 99.4)

After having conducted certain due diligence to date, the Reporting Parties advised the Board of Directors of the Company on December 19, 2001 of the withdrawal of Reporting Parties' offer dated November 26, 2001 for the acquisition of all shares of the Company at a price of seventy-five cents ($0.75) per share. The Reporting Parties also advised the Board that they were reserving the right to submit a revised offer and reiterated their willingness to consider alternative proposals, including an equity investment in the Company's subsidiary, Sybra. (Exhibit 99.5)


Item 7.      Materials to be Filed as Exhibits:

          Exhibits   Document
          -------    --------


           99.4. Letter dated December 18, 2001 from Fairmont Capital, Inc. to the Board of Directors of I.C.H. Corporation submitting (1) a proposed slate of nominees for election to the Board of Directors of the Company, (2) a proposed amendment to the Company's Certificate of Incorporation allowing stockholders act by written consent, and (3) a proposed amendment to the Company's Certificate of Incorporation allowing stockholders to call a special meeting of stockholders.

           99.5. Letter dated December 19, 2001 from Fairmont Capital, Inc. to the Board of Directors of I.C.H. Corporation concerning withdrawal of offer dated November 26, 2001 for the acquisition of all shares of the Company at a price of seventy-five cents ($0.75) per share and reserving right to submit a revised offer.







                    After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.





Dated:       December 19, 2001



                                       By:   /s/ Michael W. Gibbons
                                            ------------------------------------
                                              Michael W. Gibbons



                                                     FAIRMONT CAPITAL, INC.



                                       By:   /s/ Michael W. Gibbons
                                            ------------------------------------
                                              Michael W. Gibbons, President

EXHIBIT 99.4


                             Fairmont Capital, Inc.

                      1290 North Hancock Street, Suite 203B
                         Anaheim, California 92807-1925
                            Telephone: (714) 701-1470
                            Facsimile: (714) 701-1474



                                December 18, 2001



Via Fax (858) 535-1634, Via Fax (212) 317-0959 and Federal Express

Mr. John A. Bicks, Secretary
I.C.H. Corporation
9255 Towne Centre Drive
Suite 600
San Diego, CA 92121

         RE: Proposed Slate of Nominees for Election of Board of Directors
             of I.C.H. Corporation at Annual Stockholders Meeting in 2002
             -------------------------------------------------------------

Dear Mr. Bicks:

         In its SEC Form DEF 14A, filed on 04/17/2001, I.C.H. Corporation ("Company") stated that all stockholder proposals must be received by December 21, 2001. Accordingly, Fairmont Capital, Inc. and Michael W. Gibbons, are submitting (1) a proposed slate of nominees for election to the Board of Directors of the Company, (2) a proposed amendment to the Certificate of Incorporation allowing stockholders act by written consent, and (3) a proposed amendment to the Certificate of Incorporation allowing stockholders to call a special meeting of stockholders, all of which are to be considered at the Annual Stockholders Meeting in 2002.

         If you have any questions concerning this proposal or need any additional information, please call me at (714) 701-1470.



                                                     Sincerely,



                                                     Timothy R. Greenleaf
                                                     Managing Director


cc:      Mr. Michael Gibbons
         Mr. Mark J. Gill
         Paul Blencowe, Esq.
         Peter Unger, Esq.

PROPOSED SLATE FOR NOMINATION AND ELECTION OF DIRECTORS

Election of Directors


The Company's Articles of Incorporation and Bylaws, as amended, provide that the authorized number of directors shall be six members. The Company's Amended and Restated Certificate of Incorporation divides the Company's Board of Directors into two classes, with the members of each such class serving staggered two-year terms. The Board of Directors presently consists of six members as follows:
Class I directors John A. Bicks, Carl D. Robinson and Raymond L. Steele, whose terms currently expire in 2002; and Class II directors Robert H. Drechsler, Ronald W. Cegnar and Bruce M. Kallins, whose terms currently expire in 2003.

Fairmont Capital, Inc. and Michael W. Gibbons, stockholders of record, are jointly proposing three nominees as candidates for election to the Company's Board of Directors at the next Annual Meeting of Stockholders.

Each of the three nominees named below, if elected, will serve until their term expires and/or until their respective successors shall have been duly elected and qualified. Should any one or more of the three proposed nominees subsequently become unavailable for election, then Fairmont Capital, Inc. and/or Michael W. Gibbons may propose the election of one or more substitute nominees.

Nominees for Election as Directors

Set forth below is certain information pertaining to the persons who are proposed as nominees for election to the Company's Board of Directors.



NAME AND POSITION      AGE, NUMBER OF   PERCENTAGE OF
                             SHARES     SHARES OUTSTANDING

Michael W. Gibbons
Director                45  262,300*         9.41%

Timothy R. Greenleaf
Director                45  262,300*         9.41%

Mark J. Gill, Director
                        45  262,300*         9.41%

* Aggregate number of shares owned by actually or beneficially Fairmont Capital, Inc. and Michael W. Gibbons.


MICHAEL W. GIBBONS

Michael W. Gibbons is a first time nominee for election to the Company's Board of Directors. Mr. Gibbons is the founder and President of Fairmont Capital, Inc., a private venture capital and investment company which focuses on leveraged acquisitions of middle-market companies -- primarily manufacturers or distributors of consumer products, specialty retailers, and restaurant chains. Fairmont Capital also selectively invests in troubled or under-performing companies that require the development and implementation of an aggressive turnaround strategy. Mr. Gibbons has been with Fairmont Capital and its predecessor, Equivest Partners, Inc., since 1985.

Since 1999, Mr. Gibbons has been a significant shareholder, the Chairman of the Board and CEO of Shari's Management Corporation. Shari's is a 100-unit chain of family-style restaurants located throughout the Pacific Northwest.

From 1995-1997, Mr. Gibbons was a significant shareholder, the Chairman of the Board and CEO of Expressions Furniture, Inc. Expressions is both a franchisor of retail furniture stores and a manufacturer of designer-quality custom upholstery.

From 1990-1992, Mr. Gibbons was a significant shareholder, and the Vice-Chairman of the Board of Insurance Auto Auctions, Inc. (NASDAQ:IAAI). IAAI provides insurance companies with a cost-effective, turnkey means to process and sell total loss and recovered theft vehicles.

From 1986-1995, Mr. Gibbons was a significant shareholder, President and CEO of Krause's Furniture, Inc. During this time period, Krause's grew through geographic expansion and acquisitions to become the largest vertically integrated retailer and manufacturer of made-to-order upholstered furniture in the United States.

Mr. Gibbons holds an MBA from Stanford University Graduate School of Business and BA, magna cum laude in Economics, from Harvard College.

During the past five years, Mr. Gibbons has not been involved in any legal proceeding described in Paragraph (f) of Item 401 of Regulation S-K under the Exchange Act (17 CFR Sec. 229.401(f)).






TIMOTHY R. GREENLEAF

Timothy R. Greenleaf is a first time nominee for election to the Company's Board of Directors. Mr. Greenleaf is a Managing Director of Fairmont Capital, Inc., a private venture capital and investment company which focuses on leveraged acquisitions of middle-market companies -- primarily manufacturers or distributors of consumer products, specialty retailers, and restaurant chains. Fairmont Capital also selectively invests in troubled or under-performing companies that require the development and implementation of an aggressive turnaround strategy. Mr. Greenleaf has been involved with Fairmont Capital and its principals since 1985, initially as their lead outside legal counsel and since 1999, as a principal and managing director.

From 1991 to 1997, Mr. Greenleaf was a Partner and the Chairman of the Tax Department of the Los Angeles law office of Fulbright & Jaworski L.L.P., where he specialized in the negotiation of, and the tax and corporate structuring for acquisitions, divestitures, reorganizations and other forms of capital changes. From 1997 to 1999, Mr. Greenleaf was an advisor with the investment firm of Sanford C. Bernstein & Co., Inc.

Since 1999, Mr. Greenleaf has been a significant shareholder and Director of Shari's Management Corporation. Shari's is a 100-unit chain of family-style restaurants located throughout the Pacific Northwest.

From 1995-1997, Mr. Greenleaf was a significant shareholder, Director and outside legal counsel of Expressions Furniture, Inc. Mr. Greenleaf was lead counsel in the acquisition of the company. Expressions is both a franchisor of retail furniture stores and a manufacturer of designer-quality custom upholstery.

Mr. Greenleaf holds a L.L.M. (Masters of Law) in Taxation from New York University, a JD from Loyola Law School, and a dual BA, with high honors, from the University of California at Riverside.

During the past five years, Mr. Greenleaf has not been involved in any legal proceeding described in Paragraph (f) of Item 401 of Regulation S-K under the Exchange Act (17 CFR Sec. 229.401(f)).






MARK J. GILL

Mark J. Gill is a first time nominee for election to the Company's Board of Directors. Mr. Gill is a Principal of Fairmont Capital, Inc., a private venture capital and investment company which focuses on leveraged acquisitions of middle-market companies -- primarily manufacturers or distributors of consumer products, specialty retailers, and restaurant chains. Fairmont Capital also selectively invests in troubled or under-performing companies that require the development and implementation of an aggressive turnaround strategy.

From 1989 to 1998, Mr. Gill was the key financial operations executive in several acquisitions by Fairmont Capital. He was the acting Chief Financial Officer in both the turnaround of Expressions Furniture, Inc. and the national roll-out of Krause's Furniture, Inc.

Prior to 1989, Mr. Gill was the vice-president controller at The John Breuner Company, a retail subsidiary of BAT Industries, and held a variety of financial positions with Weinstocks, a department store division of Carter Hawley Hale.

Mr. Gill holds an MBA in finance from Golden Gate University and a BA in Economics from the University of California at Davis.

During the past five years, Mr. Gill has not been involved in any legal proceeding described in Paragraph (f) of Item 401 of Regulation S-K under the Exchange Act (17 CFR Sec. 229.401(f)).

PROPOSAL TO ALLOW STOCKHOLDERS TO ACT BY WRITTEN CONSENT


Currently, the Certificate of Incorporation and Bylaws of the Company are devoid of any rights of the stockholders to vote by written consent. In order to provide some minimal rights to the stockholders of the Company, we submit the following proposal to amend and restate the following provision of the Certificate of Incorporation:


ARTICLE FIFTH.

C. Any action required or permitted to be taken by the stockholders of the Corporation may be effected by a consent in writing by such stockholders.

PROPOSAL TO ALLOW STOCKHOLDERS TO CALL A SPECIAL MEETING OF STOCKHOLDERS


Currently, the Certificate of Incorporation and Bylaws of the Company are devoid of any rights of the stockholders to call a special meeting of the stockholders of the Company. In order to provide some minimal rights to the stockholders of the Company, we submit the following proposal to amend and restate the following provision of the Certificate of Incorporation:


ARTICLE FIFTH.

D. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called

(i)      by the Chairman of the Board, if one is elected, or
(ii)     by the President of the Corporation, or
(iii)    by the Board of Directors or
(iv) by the President or Secretary promptly, but not later than fifteen (15) days following receipt of a request in writing of stockholders owning at least ten percent (10%) of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purposes of the proposed meeting.


The Chairman of the Board, or the President of the Corporation or directors so calling, or the stockholders so requesting, any such meeting, shall fix the time and any place, either within or without the State of Delaware, as the place for the holding of such meeting.

EXHIBIT 99.5


                             Fairmont Capital, Inc.

                      1290 North Hancock Street, Suite 203B
                         Anaheim, California 92807-1925
                            Telephone: (714) 701-1470
                            Facsimile: (714) 701-1474



                                December 19, 2001


Via Fax (858) 535-1634, Via Fax (212) 317-0991 and Federal Express

Board of Directors
I.C.H. Corporation
9255 Towne Centre Drive
Suite 600
San Diego, CA 92121


Dear Board of Directors:

         As a result of our due diligence to date, Fairmont Capital, Inc. ("Fairmont") hereby advises the Board of Directors of I.C.H. Corporation ("Company") of the withdrawal of our offer dated November 26, 2001 for the acquisition of all shares of the Company at a price of seventy-five cents ($0.75) per share.

         We further advise the Board that we reserve the right to submit a revised offer.

         We appreciate the continued cooperation of the Company's Board and executives in our due diligence process.

         Lastly, we reiterate our willingness and desire to consider alternative proposals with the Company, including, but not limited to the purchase of equity in the Company's subsidiary, Sybra, Inc. The Company previously disclosed on November 14, 2001 in its Form 10Q Filing (for the quarter ending September 30,
2001) that it was in discussions with potential investors towards making an investment of equity capital at the Sybra level. We were subsequently advised that the Company has not developed any specific plan and has only had preliminary discussions with some potentially interested parties and that such negotiations were too preliminary to date to be disclosed.


                                                     Sincerely,



                                                     Timothy R. Greenleaf
                                                     Managing Director


cc:      Mr. Michael Gibbons
         Mr. Mark J. Gill
         Paul Blencowe, Esq.
         Peter Unger, Esq.